Form 51-102F3

Material Change Report

Item	1.	Name and Address of Company

		Tembec Inc. (the “Issuer”)
		800 boul. René-Lévesque, Suite 1050
		Montreal, Québec

Item	2.	Date of Material Change
		April 24, 2006

Item	3.	News Release
		A press release was issued on April 24, 2006 through the services of Canada NewsWire.

Item	4.	Summary of Material Change

		Tembec announced that its market pulp mill located in Smooth Rock Falls, Ontario will be idled indefinitely, effective July 31, 2006.
		The Smooth Rock Falls mill produces 200,000 tonnes of Northern Bleached Softwood Kraft (NBSK) pulp annually.
		The idling will affect approximately 230 employees.

Item	5.	Full Description of Material Change

		For a full description of the material change, see Schedule “A”.

Item	6.	Related Party Transaction and Applicable Exemptions

		Not applicable.

Item	7.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

		Not applicable.

Item	8.	Omitted Information

		Not applicable.

Item 9.	Executive Officer

The following executive officer of the Issuer is knowledgeable about the material change and this report:

Antonio Fratianni
Vice-President, General Counsel and Secretary
(514) 871-2310

Item 10.	Date of Report

Dated at Montreal, Québec, this 3rd day of May, 2006.

SCHEDULE “A”

PRESS RELEASE

See document attached.